Exhibit 99.1

Beamr Validates ML-Safe Compression for dSPACE Data Logging

Beamr delivered 31% file size reduction compared to baseline encodes on footage from dSPACE RTMaps. Results to be demonstrated at dSPACE User Conference, April 21-22, Novi, Michigan

Herzliya, Israel, April 20, 2026 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, and dSPACE, a leading provider of solutions for the development of connected, autonomous, and electrically powered vehicles, today announced a joint demonstration validating, for the first time, compression for autonomous vehicle (AV) video data in the dSPACE RTMaps ecosystem while preserving machine learning (ML) model accuracy. The demonstration will be presented at dSPACE user conference, held from April 21-22 in Novi, Michigan.

AV fleets generate massive volumes of multi-camera video data during test drives. A single run produces terabytes of footage, choking storage, slowing data transfer, and extending development iteration cycles. Applying compression at the data logging stage reduces the volume of video data entering downstream storage and processing pipelines, where infrastructure costs accumulate at scale. Yet many AV teams hesitate to compress, lacking confidence that file size reduction can be achieved without compromising ML model accuracy.

Testing on real-world sequences processed through dSPACE RTMaps showed Beamr Content-Adaptive Bitrate compression (CABR) delivered 31% file size reduction compared to baseline encodes, and 97% reduction for uncompressed data - while preserving ML model accuracy. RTMaps is a multisensor software framework for data logging and replay, software development, and real-time execution.

In previous benchmarks, CABR demonstrated ML-safe video data compression with up to 50% file size reduction for real-world and synthetic video data, across the AV pipeline. For object detection tasks, CABR showed <2% difference in mean Average Precision, well within the model’s expected variance. Testing with world foundation models showed no measurable impact on AV captioning, evaluated using two embedding models. Beamr and dSPACE plan to extend ML-safe compression testing to additional stages, including video data simulation and hardware-in-the-loop (HIL) testing.

“ML-safe compression is essential for any team running AV pipelines at scale,” said Dani Megrelishvili, Beamr Chief Product Officer. “Validating Beamr’s technology inside RTMaps brings that assurance into the dSPACE ecosystem, so teams already running these workflows can reduce their data volumes without rebuilding their pipeline.”

To schedule a meeting at dSPACE user conference, please use this link.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI- powered enhancements. Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers. For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com

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Investor Contact

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